Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Virgin River Uranium Project Update

Vancouver, B.C., October 14, 2005, Formation Capital Corporation (Formation, FCO-TSX) (the "Company"), is pleased to provide an update based on information provided by its project operator, Cameco Corporation, from its Virgin River uranium project located within the south-central portion of the Athabasca Basin in northern Saskatchewan. The project is a joint venture formed in 1998 between Formation Capital Corporation's wholly owned Canadian subsidiary, Coronation Mines Limited and UEM, jointly owned 50% by Cameco Corporation and 50% by Areva subsidiary Cogema Resources Inc. Coronation Mines Limited owns 2% of the project with the right to acquire up to 10% of the project under certain circumstances and is carried on the project through to $10 million worth of exploration and development. Approximately $6.4 million has been spent on the project to date.

This year's program, originally budgeted for $1.5 million and subsequently increased to $1.94 million, was recently completed. Drill core samples have been submitted for assay, with results expected within four weeks of the date of this news release. The 2005 program was designed to follow-up on the exploration program on the Virgin River project that included two diamond drill holes from 2004; DDH VR-17 and VR-18. According to Cameco, the uranium intersections obtained in DDH VR-18 are the most significant ever encountered along the entire Dufferin / Virgin River Trend in more than 25 years of exploration. Preliminary radiometric data from the 2005 program is considered very encouraging and the Company is looking forward to releasing final assay data as it is made available.

The following excerpt from Formation's February 7, 2005 news release serves to summarize the 2004 uranium intersections in the mineralized drill hole: "[DDH VR-18] was completed to test a prominent electromagnetic anomaly in the footwall of the Dufferin Lake fault and encountered three separate zones of uranium mineralization…this hole also intersected a zone of high - grade "unconformity-hosted" mineralization in a third interval, which occurs in close proximity to the Athabasca Group - Virgin River Domain unconformity at 791.1 m. Assays from this lowermost intersection include 5.83% U_3O_8 over 6.4 m from 789.1 to 795.5 m with 13.86% U_3O_8 over 2.5 m from 792.0 to 794.5 m. Check assays on the high-grade mineralization, using the delayed neutron activation (DNC) method, returned slightly higher grades than the inductively coupled plasma (ICP) method. The DNC assay results were 6.49% U_3O_8 over 5.9 m from 789.6 to 795.5 m which includes 14.29% U_3O_8 over 2.5 m from 792.0 to 794.5 m."

The 2005 program consisted of grid establishment work, geochemical sampling, geological mapping, ground based VLF-EM and magnetic surveys as well as airborne gravity and radiometric geophysical surveys. In addition, diamond drilling commenced in June consisting of three diamond drill wedge holes, two of which, DDH VR-18W1 & W2, began down-hole in the mineralized 2004 drill hole DDH VR-18. Three additional 2005 pilot diamond drill holes (DDH-VR-19, 20 & 21) were drilled to test the potential strike extension of the mineralization discovered in DDH VR-18. The third wedge hole, DDH VR-21W1, was completed from DDH-VR-21.

The Saskatchewan Research Council (SRC) of Saskatoon, Saskatchewan is carrying out all uranium assays. All ICP assay analysis are being conducted on HQ size split core sampled at a nominal 0.5 m length. Mr. Dan Jiricka, P.Geo., P.Eng. of Cameco Corporation, is the Senior Geologist and Qualified Person working on the project. Major drilling of Winnipeg, Manitoba was contracted to conduct the diamond drilling.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

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